Exhibit 99.10

CONSENT OF EXPERT
March 28, 2025
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, Jessy Thelland, do hereby consent to the filing of the written disclosure regarding:

•Sections 12.1, 12.2.3, 14, 15, 21, 22, 24, 25, and 26 of the amended Technical Report for the Lamaque Complex, Quebec, Canada, effective December 31, 2024;
•the underground Mineral Reserves at Triangle and Parallel within the Lamaque Complex;
•the underground Mineral Resources at Triangle, Plug No. 4, Parallel, and Ormaque within the Lamaque Complex;
•and other information pertaining to these projects

and the use of my name (i) in connection with the preparation and review of the scientific or technical information with respect to properties in Quebec contained in the Annual Information Form for the year ended December 31, 2024 (the “AIF”) and the Management’s Discussion and Analysis for the three and twelve months ended December 31, 2024 (the “MD&A”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2024 (the “Form 40-F”), and any amendments thereto, and (ii) the Registration Statement on Form F-10 (File No. 333-272043), and any amendments thereto, and any Registration Statement on Form S-8 of the Company incorporating by reference the Company’s AIF, MD&A and Form 40-F.

By:	/s/Jessy Thelland
Jessy Thelland, géo